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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                        Biovail Corporation International
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09067K106
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                January 12, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/_/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  09067K106

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

         Associated Capital, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

       NUMBER OF      5       SOLE VOTING POWER
                              447,500
         SHARES
                   -------------------------------------------------------------
      BENEFICIALLY    6       SHARED VOTING POWER

        OWNED BY   -------------------------------------------------------------
                      7       SOLE DISPOSITIVE POWER
          EACH                447,500

        REPORTING  -------------------------------------------------------------
                      8       SHARED DISPOSITIVE POWER
         PERSON

          WITH
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              447,500

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                           / /

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           1.7%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
                           PN

--------------------------------------------------------------------------------

CUSIP No.  09067K106

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

         Associated Capital Offshore, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------

       NUMBER OF      5       SOLE VOTING POWER
                              40,000
         SHARES
                   -------------------------------------------------------------
      BENEFICIALLY    6       SHARED VOTING POWER

        OWNED BY   -------------------------------------------------------------
                      7       SOLE DISPOSITIVE POWER
          EACH                40,000

        REPORTING  -------------------------------------------------------------
                      8       SHARED DISPOSITIVE POWER
         PERSON

          WITH
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              40,000

--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                           / /

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           0.1%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
                           PN

--------------------------------------------------------------------------------

CUSIP No.  09067K106

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

         A Cap, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------

       NUMBER OF      5       SOLE VOTING POWER
                              487,500
         SHARES
                   -------------------------------------------------------------
      BENEFICIALLY    6       SHARED VOTING POWER

        OWNED BY   -------------------------------------------------------------
                      7       SOLE DISPOSITIVE POWER
          EACH                487,500

        REPORTING  -------------------------------------------------------------
                      8       SHARED DISPOSITIVE POWER
         PERSON

          WITH
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             487,500

--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                           / /

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           1.8%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
                           CO

--------------------------------------------------------------------------------

CUSIP No.  09067K106

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

         Jay H. Zises
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

       NUMBER OF      5       SOLE VOTING POWER
                              811,494
         SHARES
                   -------------------------------------------------------------
      BENEFICIALLY    6       SHARED VOTING POWER
                              95,561
        OWNED BY   -------------------------------------------------------------
                      7       SOLE DISPOSITIVE POWER
          EACH                811,494

        REPORTING  -------------------------------------------------------------
                      8       SHARED DISPOSITIVE POWER
         PERSON
                              95,561
          WITH
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              907,055

--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                           / /

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           3.4%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
                           IN

--------------------------------------------------------------------------------

CUSIP No.  09067K106

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

         Selig A. Zises
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

       NUMBER OF      5       SOLE VOTING POWER
                              243,936
         SHARES
                   -------------------------------------------------------------
      BENEFICIALLY    6       SHARED VOTING POWER
                              172,929
        OWNED BY   -------------------------------------------------------------
                      7       SOLE DISPOSITIVE POWER
          EACH                243,936

        REPORTING  -------------------------------------------------------------
                      8       SHARED DISPOSITIVE POWER
         PERSON
                              172,929
          WITH
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              416,865

--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                           / /

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           1.6%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
                           IN

--------------------------------------------------------------------------------

CUSIP No.  09067K106

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (entities only)

         Nancy J. Frankel-Zises
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) /X/
                                                                  (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

       NUMBER OF      5       SOLE VOTING POWER
                              73,603
         SHARES
                   -------------------------------------------------------------
      BENEFICIALLY    6       SHARED VOTING POWER

        OWNED BY   -------------------------------------------------------------
                      7       SOLE DISPOSITIVE POWER
          EACH                73,603

        REPORTING  -------------------------------------------------------------
                      8       SHARED DISPOSITIVE POWER
         PERSON

          WITH
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              73,603

--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                           / /

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           0.3%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
                           IN

--------------------------------------------------------------------------------

Item 1.           (a)      Name of Issuer:

                           Biovail Corporation International

                  (b)      Address of Issuer's Principal Executive Offices:

                           2488 Dunwin Drive
                           Mississiaugt, Ontario L5L 1J9 Canada

Item 2. (a)(b)(c)Name of Person Filing; Address of Principal Business Office or, if none Residence; Citizenship:

                           This Schedule 13G is being filed jointly by Associated Capital, L.P., a Delaware limited partnership ("Associated"), its general partner, A Cap, Inc., a New York Corporation ("A Cap"), Jay H. Zises, the President and a director of A Cap, Selig
                           A. Zises, Vice President, Treasurer and a director of A Cap, Nancy J. Frankel-Zises, a director, Vice President and Secretary and the sole stockholder of A Cap, and Associated Capital Offshore, L.P., a Cayman Islands limited partnership ("Associated Offshore"). Associated, A Cap, Jay H. Zises, Selig A. Zises, Nancy J. Frankel-Zises and Associated Offshore are hereinafter sometime referred to collectively as the "Reporting Persons". The business address of Associated Offshore is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, British West Indies. The business address of each other Reporting Person is 477 Madison Avenue, 14th Floor, New York, New York, 10022. Jay H. Zises, Selig A. Zises and Nancy J. Frankel-Zises are each United States citizens. The Reporting Persons have previously filed a Statement on Schedule 13D, dated September 19, 1995, as amended, with respect to the Common Stock.

                  (d)      Title of Class of Securities:

                           Common Stock, no par value

                  (e)      CUSIP Number:

                           09067K106

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

                  (a)[  ]  Broker or Dealer registered under Section 15 of the
                           Act

                  (b)[ ] Bank as defined in section 3(a)(6) of the Act
                  (c)[ ] Insurance Company as defined in section 3(a)(19)
                         of the Act
                  (d)[ ] Investment Company registered under section 8 of the
                         Investment Company Act of 1940
                  (e)[ ] An Investment Adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E)
                  (f)[ ] An Employee Benefit Plan or Endowment Fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F)
                  (g)[ ] A Parent Holding Company or Control Person in
                         accordance with Rule 13d-1(b)(ii)(G)
                  (h)[ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
                  (i)[ ] A Church Plan that is excluded from the definition
                         of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
                  (j)[ ] Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4.           Ownership:*

                  (a)      Amount Beneficially Owned:

                  (b)      Percent of Class:

                  (c)      Number of Shares as to which such person has:

                           (i)      sole power to vote or direct the vote -

                           (ii)     shared power to vote or direct the vote -

                           (iii)    sole power to dispose or direct the
                                    disposition of -

                           (iv) shared power to dispose or direct the disposition of -

                  *See Attachment A

Item 5.           Ownership of Five Percent or Less of a Class:

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                  N/A

Item 8.           Identification and Classification of Members of the Group

                  Each of the Reporting Persons may be deemed to be members of a group with each of the other Reporting Persons.

Item 9.           Notice of Dissolution of Group

                  N/A

Item 10.          Certification

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     ASSOCIATED CAPITAL, L.P.
                                     By:  A CAP, INC., as General Partner

                                     By:   /s/  Jay H. Zises
                                        ----------------------------------
                                              Name:  Jay H. Zises
                                              Title:  President

                                     ASSOCIATED CAPITAL OFFSHORE, L.P.

                                     By:  A CAP, Ltd., as General Partner

                                     By:   /s/  Jay H. Zises
                                        ----------------------------------
                                              Name:  Jay H. Zises
                                              Title:

                                     A CAP, INC.

                                     By:   /s/  Jay H. Zises
                                        ----------------------------------
                                              Name:  Jay H. Zises
                                              Title:  President

                                     /s/  Jay H. Zises
                                        ----------------------------------
                                     Jay H. Zises

                                     /s/  Selig A. Zises
                                        ----------------------------------
                                     Selig A. Zises

                                     /s/  Nancy J. Frankel-Zises
                                        ----------------------------------
                                     Nancy J. Frankel-Zises

Dated:  March 24, 1998

                                  ATTACHMENT A

                  As of March 23, 1998, Associated is the beneficial owner of 447,500 shares of Common Stock, for a total beneficial ownership of 1.7% of the outstanding shares of Common Stock. As of March 23, 1998, Associated Offshore is the beneficial owner of 40,000 shares of Common Stock, for a total beneficial ownership of 0.1% of the outstanding shares of Common Stock. A Cap, as general partner of Associated and investment manager of Associated Offshore has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 447,500 shares of Common Stock owned by Associated and the 40,000 shares of Common Stock owned by Associated Offshore. Accordingly, A Cap may be deemed to be the beneficial owner of 487,500 shares of Common Stock, or 1.8% of the outstanding shares of Common Stock. As the President of A Cap, Jay H. Zises has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 487,500 shares of Common Stock deemed beneficially owned by A Cap.

                  Jay H. Zises is the beneficial owner of an aggregate of 314,637 shares of Common Stock or 1.2% of the outstanding in his personal account, individual retirement account ("IRA") and Keogh account. As hereinafter described, Jay H. Zises also may be deemed to own beneficially an additional 104,918 shares of Common Stock or 0.4% of the outstanding. Such shares are owned as follows: (i) 18,391 shares of Common Stock (less than one percent) in the account of his son, Justin Zises, (ii) 9,357 shares of Common Stock (less than one percent) held in an UGMA account for the benefit of his daughter, Meryl Zises, (iii) 15,391 shares of Common Stock less than one percent) in the account of his daughter, Lara Zises, (iv) 18,391 shares of Common Stock (less than one percent) in the account of his daughter, Samantha Zises, (v) 23,388 shares of Common Stock (less than one percent) in the account of his ex-wife, Susan Zises, and (vi) 20,000 shares of Common Stock (less than one percent) in the account of his mother-in-law, Inge Frankel. In addition to the 447,500 shares of Common Stock owned by Associated and the 40,000 shares of Common Stock owned by Associated Offshore, Jay H. Zises has sole power to vote or direct the vote of, and to dispose and to direct the disposition of, 323,994 shares of Common Stock, consisting of (A) the 314,637 shares held in Mr. Zises's personal, IRA and Keogh accounts, and (B) the 9,357 shares held in the UGMA account for Meryl Zises. Jay
H. Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of 95,561 shares of Common Stock, consisting of (A) the 15,391 shares held in Lara Zises's account, (B) the 18,391 shares held in Samantha Zises's account, (C) the 18,391 shares held in Justin Zises's account, (D) the 23,388 shares held in Susan Zises's account, and (E) the 20,000 shares held in Inge Frankel's account.

                  Selig A. Zises is the beneficial owner of an aggregate of 227,936 shares of Common Stock and options to purchase 16,000 shares of Common Stock, totalling 0.9% of the outstanding, in Mr. Zises's personal account and IRA. In addition, as described below, Mr. Zises also may be deemed to own beneficially an additional 172,929 shares of Common Stock, totalling 0.6% of the outstanding, held in the account of his daughter, Lynn Zises. Selig A. Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of 172,929 shares of Common Stock, consisting of the shares held in Lynn Zises's account.

                  Nancy J. Frankel-Zises is the beneficial owner and has the sole power to vote or direct the voting of, and the sole power to dispose or direct the disposition of 73,663 shares of Common Stock or 0.3% of the outstanding in her IRA Account.

                            AGREEMENT OF JOINT FILING

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of Biovail Corporation International, and that this Agreement be included as an attachment to such filing.

                  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 24th day of March, 1998.

                                     ASSOCIATED CAPITAL, L.P.
                                     By:  A CAP, INC., as General Partner

                                     By:   /s/  Jay H. Zises
                                        ---------------------------------
                                              Name:  Jay H. Zises
                                              Title:  President

                                     ASSOCIATED CAPITAL OFFSHORE, L.P.

                                     By:  A CAP, Ltd., as General Partner

                                     By:   /s/  Jay H. Zises
                                        ---------------------------------
                                              Name:  Jay H. Zises
                                              Title:

                                     A CAP, INC.

                                     By:   /s/  Jay H. Zises
                                        ---------------------------------
                                              Name:  Jay H. Zises
                                              Title:  President

                                     /s/  Jay H. Zises
                                        ---------------------------------
                                     Jay H. Zises

                                     /s/  Selig A. Zises
                                        ---------------------------------
                                     Selig A. Zises

                                     /s/  Nancy J. Frankel-Zises
                                        ---------------------------------
                                     Nancy J. Frankel-Zises